Exhibit 99.1
AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A. - EARNINGS RELEASE 2Q25
RESPONSE SEGMENT
2Q25 HIGHLIGHTS
Net Revenue

(R$ MM)	2Q24	1Q25	2Q25	6M24	6M25	Var. 2Q25 2Q24	Var. 2Q25 1Q25	Var. 6M25 6M24
Net revenue	740.5	811.0	738.8	1,419.6	1,549.8	(0.2%)	(8.9%)	9.2%
Brazil	359.1	344.3	385.3	653.5	729.5	7.3%	11.9%	11.6%
North America	296.5	358.4	256.5	600.1	614.9	(13.5%)	(28.4%)	2.5%
Europe	38.0	63.0	51.8	78.1	114.7	36.3%	(17.8%)	46.9%
LatAm ( Ex Brazil)	46.9	45.4	45.2	87.8	90.6	(3.5%)	(0.3%)	3.2%

Net revenue reached R$738.8 million in 2Q25, stable compared to 2Q24, with good performance by Brazil and Europe.
The Response segment continues to demonstrate its ability to generate revenue on a global scale, offering preventive and emergency services aligned with the demands of clients operating in international value chains. In North America, we are implementing a new project to optimize operations, costs, and results.
The opportunity to replicate Response's business model in international geographies, while challenging and long-term, has progressed positively. This quarter, we delivered consistent results in Brazil and LatAm.
Brazil

Brazil		2Q24	1Q25	2Q25	Var. 2Q25 2Q24	Var. 2Q25 1Q25
Subscription	R$ mm	71.8	55.6	56.7	(21.0%)	2.0%
Field Services	R$ mm	323.0	317.2	363.0	12.4%	14.4%
High Impact Emergencies	R$ mm	9.5	20.0	6.7	(29.8%)	(66.6%)
Gross Revenue	R$ mm	404.3	392.8	426.3	5.5%	8.5%
Hours and Labor
Labor	# people	5.105	5,537	5,062	(0.8%)	(8.6%)
Available Hours	thousand hours	3,369.3	3,654.6	3,340.9	(0.8%)	(8.6%)
Hours Worked	thousand hours	2,361.8	2,971.6	2,830.5	19.8%	(4.7%)
Field Service Hours	thousand hours	2,360.2	2,961.9	2,829.4	19.9%	(4.5%)
Hours in High Impact Emergencies	thousand hours	1.6	9.8	1.1	(30.8%)	(88.4%)
Utilization Rate	%	70.1%	81.3%	84.7%	14.6 p.p.	3.4 p.p.
Revenue per Hour
Field Services	R$/h	136.8	107.1	128.3	(6.3%)	19.8%
High Impact Emergencies	R$/h	5,839.0	2,049.5	5,923.4	1.4%	189.0%
Revenue Per Hour	R$/h	171.2	132.2	150.6	(12.0%)	13.9%
Net revenue in Brazil grew 7.3% and 11.9% compared to 2Q24 and 1Q25, respectively. The region reached a utilization rate of 84.7%, an increase of 3.4 p.p. compared to 1Q25.

During the quarter, we observed growth in field service calls, while the main response to High Impact Emergencies occurred in the Oil and Gas sector using a fire-fighting robot.
The use of technology has also been highlighted for cleaning and maintenance of hazardous environments, where we have increased the implementation of drones and robots that perform inspection and cleaning with greater speed, higher average ticket, lower risk for operators, and lower costs for customers. Our customers have competed for safety awards for this solution.
LatAm

LatAm		2Q24	1Q25	2Q25	Var. 2Q25 2Q24	Var. 2Q25 1Q25
Subscription	R$ mm	7.3	7.0	7.2	(2.1%)	1.9%
Field Services	R$ mm	48.1	45.5	48.2	0.1%	5.8%
High Impact Emergencies	R$ mm	0.0	0.0	0.0	NM	NM
Gross Revenue	R$ mm	55.5	52.6	55.4	(0.2%)	5.3%
Hours and Labor
Labor	# people	844	849	840	(0.5%)	(1.1%)
Available Hours	thousand hours	557.0	560.3	554.4	(0.5%)	(1.1%)
Hours Worked	thousand hours	457.1	476.9	438.2	(4.1%)	(8.1%)
Field Service Hours	thousand hours	457.1	476.9	438.2	(4.1%)	(8.1%)
Hours in High Impact Emergencies	thousand hours	0.0	0.0	0.0	NM	NM
Utilization Rate	%	82.1%	85.1%	79.0%	(3.0 p.p.)	(6.1 p.p.)
Revenue Per Hour
Field Services	R$/h	105.3	95.5	110.0	4.4%	15.2%
High Impact Emergencies	R$/h	0.0	0.0	0.0	NM	NM
Revenue Per Hour	R$/h	121.4	110.3	126.4	4.1%	14.6%

Net revenue decreased 3.5% compared to 2Q24 due to a lower utilization rate of 3.0 p.p., to 79.0% compared to 2Q24.
As in 1Q25, the Company increased field service revenues by performing higher value-added services, reflected in a 4.1% higher revenue per hour.
The headcount optimization process linked to the Conecta Project, which, in March 2025, began reducing staff by unifying the Environment and Response back offices in the region.
Europe

Europe		2Q24	1Q25	2Q25	Var. 2Q25 2Q24	Var. 2Q25 1Q25
Subscription	R$ mm	3.1	1.0	0.9	(69.2%)	(5.0%)
Field Services	R$ mm	42.2	68.7	63.0	49.3%	(8.2%)
High Impact Emergencies	R$ mm	5.4	4.4	0.8	(86.0%)	(82.8%)
Gross Revenue	R$ mm	50.7	74.1	64.7	27.6%	(12.6%)
Hours and Labor
Labor	# people	132	139	132	0.0%	(4.8%)
Available Hours	thousand hours	87.1	91.5	87.1	0.0%	(4.8%)
Hours Worked	thousand hours	63.9	66.0	74.5	16.7%	12.8%
Field Service Hours	thousand hours	63.5	63.8	74.1	16.7%	16.3%
Hours in High Impact Emergencies	thousand hours	0.3	2.3	0.4	NM	(82.8%)
Utilization Rate	%	73.3%	72.1%	85.5%	12.2 p.p.	13.4 p.p.
Revenue per hour
Field Services	R$/h	664.4	1,077.2	850.3	28.0%	(21.1%)
High Impact Emergencies	R$/h	15,989.2	1,946.3	1,946.3	(87.8%)	NM
Revenue Per Hour	R$/h	794.0	1,122.1	868.7	9.4%	(22.6%)
Net revenue grew 36.3% compared to 2Q24, driven by increases in field services and a utilization rate of 85.5%. The region has increased its cross-selling capacity by selling routine emergency response and industrial cleaning services and continues to work on international waters for oil spill containment.

In industrial cleaning, we are enhancing our capabilities on robotic cleaning, among other industrial services.
In High Impact Emergencies, we concluded our response in May to an incident in the North Sea involving a collision between two ships that began in late 1Q25. After the fire was fully contained, our teams worked onboard the vessel, conducting HAZMAT monitoring and treating chemical waste.
North America

North America		2Q24	1Q25	2Q25	Var. 2Q25 2Q24	Var. 2Q25 1Q25
Subscription	R$ mm	25.7	24.2	24.1	(6.5%)	(0.5%)
Field Services	R$ mm	254.6	336.2	234.3	(8.0%)	(30.3%)
High Impact Emergencies	R$ mm	18.2	0.0	0.0	NM	NM
Gross Revenue	R$ mm	298.5	360.4	258.3	(13.5%)	(28.3%)
Hours and Labor
Labor	# people	1,271	1.311	1.112	(12.5%)	(15.2%)
Available Hours	thousand hours	838.9	865.5	733.9	(12.5%)	(15.2%)
Hours Worked	thousand hours	527.6	656.9	491.5	(6.8%)	(25.2%)
Field Service Hours	thousand hours	512.7	656.9	491.5	(4.1%)	(25.2%)
Hours in High Impact Emergencies	thousand hours	14.9	0.0	0.0	NM	NM
Utilization Rate	%	62.9%	75.9%	67.0%	4.1 p.p.	(8.9 p.p.)
Revenue per hour
Field Services	R$/h	496.5	511.9	476.6	(4.0%)	(6.9%)
High Impact Emergencies	R$/h	1,222.0	0.0	0.0	NM	NM
Revenue Per Hour	R$/h	565.7	548.7	525.5	(7.1%)	(4.2%)

As we announced last quarter, we have recruited a new president for the region with extensive industrial experience and over 20 years of experience in the North American market. His focus is on prospecting large, long-term contracts, optimizing costs, strengthening the regional team, and evolving governance in the region.
Net revenue in North America decreased by 13.5% versus 2Q24, reflecting a mixed effect, with positive performance mainly in the USA in Field Services, on the other hand, a cooling of operations in Canada for industrial services.
The utilization rate in the region reached 67.0%, an increase of 4.1 p.p. and a reduction of 8.9 p.p. compared to 2Q24 and 1Q25, due to a mixed impacts of headcount optimization and lower utilization in Canada.
Cost breakdown

R$ MM	2Q24	1Q25	2Q25	6M24	6M25	Var. 2Q25 2Q24	Var. 2Q25 1Q25	Var. 6M25 6M24
Personnel	322.4	391.2	374.5	618.8	765.7	16.1%	(4.3%)	23.7%
Third parties	106.9	83.9	80.2	201.8	164.1	(25.0%)	(4.4%)	(18.7%)
Maintenance	30.9	22.0	23.3	57.2	45.3	(24.7%)	5.8%	(20.8%)
Travels	18.6	18.5	20.5	31.7	39.0	10.0%	10.5%	23.3%
Freight	1.1	1.3	1.4	2.1	2.7	22.1%	4.3%	26.6%
Rentals	0.0	0.1	0.1	0.2	0.2	NM	11.0%	31.2%
Fuel	17.7	25.3	22.6	36.0	47.9	27.6%	(10.6%)	33.0%
Materials	11.2	18.3	17.3	23.6	35.6	54.8%	(5.5%)	50.9%
Telecommunications	5.3	4.9	6.1	8.6	11.1	15.7%	23.5%	28.7%
Marketing	7.5	2.7	2.9	10.4	5.5	(62.0%)	6.7%	(46.7%)
Taxes	6.7	7.5	8.3	9.8	15.9	24.8%	10.5%	62.1%
Others	11.9	13.6	(52.8)	35.2	(39.2)	NM	NM	NM
Total Cost	540.3	589.5	504.4	1,035.3	1,093.9	(6.6%)	(14.4%)	5.7%

This quarter, costs fell 6.6% compared to 2Q24. Costs behaved in line with the business mix and operational growth, with an increase mainly in the Personnel line due to the growth in operations.
The variation in the others line considers a gain of R$74 million, arising from a reversal of a portion due to an acquisition in North America.
Compared to 1Q25, costs went down by 14.4%, because of the start of work optimizing resources and reducing costs.
CAPEX Response

CAPEX Response (R$ MM)	2Q24	1Q25	2Q25	6M24	6M25	Var. 2Q25 2Q24	Var. 2Q25 1Q25	Var. 6M25 6M24
Maintenance	22.7	49.6	29.0	69.9	78.6	27.5%	(41.6%)	12.5%
% Net Revenue Response	3.1%	6.1%	3.9%	4.9%	5.1%	0.9 p.p.	(2.2 p.p.)	0.2 p.p.
Expansion	26.7	29.1	22.2	41.5	51.3	(16.9%)	(23.5%)	23.6%
% Net Revenue Response	3.6%	3.6%	3.0%	2.9%	3.3%	(0.6 p.p.)	(0.6 p.p.)	0.4 p.p.
Capex Response Total	49.5	78.7	51.2	111.4	129.9	3.5%	(34.9%)	16.6%
% Net Revenue Response	6.7%	9.7%	6.9%	7.8%	8.4%	0.2 p.p.	(2.8 p.p.)	0.5 p.p.

Regional segmentation	2Q24	1Q25	2Q25	6M24	6M25	Var. 2Q25 2Q24	Var. 2Q25 1Q25	Var. 6M25 6M24
Brazil	21.3	66.2	35.5	54.6	101.7	66.8%	(46.5%)	86.3%
Latam (ex Brazil)	1.0	1.9	0.7	4.1	2.6	(24.8%)	(61.7%)	(37.7%)
Europe	2.3	3.7	2.5	6.3	6.2	6.1%	(33.5%)	(1.3%)
North America	25.0	6.9	12.6	46.4	19.4	(49.6%)	83.4%	(58.1%)
% CAPEX of revenue by segment
Brazil	5.9%	19.2%	9.2%	8.3%	13.9%	3.3 p.p.	(10.0 p.p.)	5.6 p.p.
Latam (ex Brazil)	2.0%	4.1%	1.6%	4.7%	2.8%	(0.4 p.p.)	(2.5 p.p.)	(1.9 p.p.)
Europe	6.1%	5.9%	4.8%	8.0%	5.4%	(1.4 p.p.)	(1.1 p.p.)	(2.6 p.p.)
North America	8.4%	1.9%	4.9%	7.7%	3.2%	(3.5 p.p.)	3.0 p.p.	(4.6 p.p.)
% Net Revenue Response	6.7%	9.7%	6.9%	7.8%	8.4%	0.2 p.p.	(2.8 p.p.)	0.5 p.p.

In 2Q25, the addition of fixed assets in Response was R$51.2 million.
Capital expenditures in Brazil for Expansion Capex were directed toward mobilizing contracts in mining response centers. Maintenance Capex in Brazil was used to renew contracts with major customers and purchase aircraft spare parts.
We increased investments in North America to modernize the fleet and prepare the region to win new long-term contracts.